Mail Stop 3561

November 21, 2007

<u>Via U.S. Mail</u>

Scott Mitchell Rosenberg
Chief Executive Officer
Platinum Studios, Inc.
11400 W. Olympic Blvd., 14th Floor
Los Angeles, California 90064

> **Re:** **Platinum Studios, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed October 31, 2007**
> **File No. 333-145871**

Dear Mr. Rosenberg:

      We have reviewed your responses to the comments in our letter dated October 1, 2007 and have the following additional comments. Please note that all page references below correspond to the clean version of your filing provided by counsel.

<u>Prospectus</u>

<u>The Offering, page 8</u>

1. We note your response to our prior comment 6. Please explain why you price the shares at $.10 per share, which is the price the selling shareholders purchased them at. By so doing you prohibit them from making any profit on sales unless and until there is an active trading market. Alternately, increase the fixed price and pay the additional filing fee.

<u>Risk Factors, page 9</u>
<u>We May Incur Liabilities That We Might Be Unable to Repay In The Future, page 13</u>

2. Please advise or revise to clarify the discrepancy between this risk factor disclosing the Short-Term Notes Payable to Shareholder as of June 30, 2007 as $1,267,100 and the financial statements disclosing the Short-Term Notes Payable to Shareholder as of June 30, 2007 as $1,004,003.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 17

3. Please expand your discussion to briefly describe your typical fee arrangements.
    We note in this regard your disclosure in the first paragraph on page 19 that no fee
    was paid in connection with the option for Witchblade from Top Cow.

4. We have reviewed your response to our prior comment number 14. We have also
    reviewed the AT&T Sponsorship Agreement provided as Exhibit 10.11 to your
    registration statement on Form SB-2. Based upon our review of the sponsorship
    agreement, it appears that i) AT&T is and will be the "presenting sponsor" of the
    comic book challenge for the years 2007, 2008, and 2009 and ii) AT&T was
    granted a limited, non-transferable license to use the Platinum Marks in
    connection with the advertisement and promotion of the CBC and AT&T's
    sponsorship thereof, during the applicable Term. Based upon your response to
    our prior comment, approximately 9% of the revenue that you recognized during
    the six-month period ending June 30, 2007 relates to the AT&T Sponsor
    Agreement for the Comic Book Challenge (the "sponsorship agreement"). As
    such, it appears that you may have recognized the full $150,000, which was
    related to the 2007 Comic Book Challenge and was due within five business days
    of the effective date of your agreement, during the six-month period ended June
    30, 2007. Given that the sponsorship agreement did not become effective until
    May of 2007, please tell us whether the Comic Book Challenge and/or the related
    sponsorship activities were completed prior to June 30, 2007. Alternatively, if
    you have recognized the $150,000 received from AT&T as revenue upon receipt,
    please tell us why you believe your accounting treatment is appropriate.

Liquidity and Capital Resources, page 20

5. We note your response to our prior comment number 18. Please expand your
    discussion to describe the requirements for which you expect to require
    $2,400,000.

Management, page 31
Executive Officers, Directors and Key Employees, page 31

6. Please disclose how long Mr. Rosenberg has served as Chief Executive Officer
    and Mr. Altounian has served as a Director.

Conflict of Interest, page 33

7. Please describe what is meant by a loanout corporation.

Code of Ethics, page 34

8. The code of ethics does not appear to be available on the website
www.platinumstudios.com. Please make the code of ethics available on the
website and disclose the steps to arrive at the code of ethics through the website.

Executive Compensation, page 34

9. In the first table under this heading, there appears to be three footnotes shown in
the table but no corresponding footnote text appears below the table. Please
advise or revise to clarify this discrepancy.

Financial Statements for the Period Ended June 30, 2007
Balance Sheet, page F-1

10. We have reviewed your revised disclosures provided in response to our prior
comment number 17. However, we note that your working capital deficit of
$1,202,574 at June 30, 2007 -- as disclosed in MD&A and elsewhere in your
document -- does not agree to the difference between the total current assets and
total current liabilities disclosed in your balance sheet as of June 30, 2007. In this
regard, we note that the "short-term notes payable to shareholder" balance
disclosed in your June 30, 2007 balance sheet only reflects your expected
principal payments through December 31, 2007. However, based upon the
disclosure of your working capital deficit at June 30, 2007, as well as your debt
footnote, it appears that you may be obligated to pay additional principal amounts
between January 1, 2008 and June 30, 2008, which should also be classified as
current liabilities in your June 30, 2007 balance sheet. As such, please revise
your balance sheet as of June 30, 2007 to report all debt obligations due within 12
months of your balance sheet date as current liabilities. Alternatively, please tell
us why you do not believe that a revision is necessary.

Financial Statements for the Fiscal Year Ended December 31, 2006
Statement of Cash Flows, page F-16

11. You state that you have revised your statement of cash flows in accordance our
prior comment number 30. However, we note that no supplemental data has been
provided with regard to the amount of interest that has been accrued and
recognized as additional loan principal during each period for which a statement
of cash flows has been presented. Furthermore, we note that your disclosure in
Footnote 8 to your financial statements for the period ended December 31, 2006
and Footnote 9 to your financial statements for the period ended June 30, 2007
has been revised to remove the language that indicated that the principal balance
of certain of your loans included accrued interest. In this regard, please clarify
whether any amount of interest accrued in prior periods has been accounted for

and reported as additional loan principal. If so, please provide the supplemental cash flow disclosure that was requested in our prior comment.

Other

12. Please provide updated financial statements that meet the requirements of Rule 310(g) of Regulation S-B, in the next amendment to your registration statement on Form SB-2.

Part II. Information Not Required In Prospectus

Exhibit 5.1

13. We note your response to our prior comment 38 and reissue in part. Please specifically identify in the opinion all types and classes of securities being offered by the registration statement.

14. Please provide an opinion that the securities are "duly authorized."

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Sears at (202) 551-3302 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Bell at (202) 551-3574 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief

cc: Gregory Sichenzia, Esq.
Sichenzia Ross Friedman Ference LLP
Fax: (212) 930-9725